767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

June 9, 2022
Via EDGAR

Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Neogen Corporation Revised Preliminary Proxy Statement on Schedule 14A Filed on May 6, 2022 File No. 000-17988

Dear Ms. Adams and Ms. Westbrook:

In response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated May 27, 2022, regarding Amendment No. 1 to the preliminary proxy statement on Schedule 14A (“Amendment No. 1”) of Neogen Corporation (the “Company”) filed with the Securities and Exchange Commission on May 6, 2022, the Company is today filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2”). On behalf of our client, we respectfully advise the Staff that, to the extent applicable to the Proxy Statement, the Company has revised Amendment No. 2 in light of the comments of the Staff set forth in its letter dated May 27, 2022 regarding the related Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 333-263667) filed by the Company on May 4, 2022.

For the convenience of the Staff, set forth below are each of the comments of the Staff from its letters dated April 18, 2022 (the “April 18 Letter”) and May 27, 2022 (the “May 27 Letter”) on the Company’s related Registration Statement on Form S-4 (as amended, the “Registration Statement”), followed by the Company’s response indicating where the Company has previously revised the Proxy Statement in response to the Staff’s comment or has revised the disclosure in Amendment No. 2, or otherwise explaining why no corresponding revision was required to the Proxy Statement.

Cover Page

1.	Please revise the cover page to disclose the SpinCo Cash Payment, as disclosed in the Q&A on page 15.

Response:  The Company respectfully advises the Staff that there is no corresponding section in the Proxy Statement to the prospectus cover page referenced in the Staff’s comment on the Registration Statement, and that the SpinCo Cash Payment is disclosed in relevant sections of the Proxy Statement, including the Q&A, Summary and Transactions sections. In order to further address the Staff’s comment, the Company has revised its disclosure in the letter to the Company’s shareholders and on page 8 of Amendment No. 2.

Questions and Answers About the Exchange Offer and the Transactions, page 5

2.
Revise to prominently disclose that the contemplated Separation, Distribution and Merger of the Food Safety Business is structured as a Reverse Morris Trust transaction and that this structure is intended to result in a tax-efficient disposition of the Food Safety Business for 3M and 3M stockholders. Describe what a reverse Morris Trust transaction is and briefly discuss why the parties chose this structure.

Response:  The Company respectfully advises the Staff that the Company previously made corresponding updates to its disclosure on page 7 of Amendment No. 1. In response to the Staff’s comment, the Company has further revised its disclosure on pages 6-7 of Amendment No. 2.

Summary, page 19

3.
Revise to clarify that you have summarized all material conditions to the exchange offer and merger in the summary. For example, briefly describe the “other customary conditions,” or clarify that they are not material.

Response:  The Company respectfully advises the Staff that, unlike the prospectus included in the Registration Statement, which mirrors the prospectus included in the Registration Statement of Garden SpinCo related to the exchange offer, the specific conditions to any exchange offer are not applicable to the Proxy Statement, which relates to the vote of the Company’s shareholders on the issuance of shares of the Company’s common stock in connection with the Merger and certain amendments to the Company’s organizational documents that are being proposed in connection with the Transactions. The Company also refers the Staff to the discussion of the exchange offer in the section entitled “Information About 3M’s Distribution of Garden SpinCo Common Stock.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 17-18 of Amendment No. 2 to include a summary of the conditions to the Merger.

4.
We note your disclosure on page 31 that the consummation of the Merger is conditioned upon the IRS Ruling continuing to be valid and in full force and effect, as well as the receipt by 3M and Neogen of opinions from Wachtell Lipton and Weil, respectively. Please clarify here and elsewhere, as appropriate, the conditions to the merger that may be waived. We note your disclosure on page 20 that 3M may waive any of the conditions of the exchange offer. Revise to highlight the material consequences of the waiver of any of the tax opinions or tax rulings and provide a cross-reference to a discussion of the consequences of these waivers in an appropriate section of the registration statement.

Response:  The Company respectfully advises the Staff that the Company previously made corresponding revisions to its disclosure on pages 139 and 140 of Amendment No. 1 to reflect that the conditions to the Merger may only be waived to the extent permitted by law. The Company otherwise refers the Staff to (i) the Company’s response to Comment No. 4 included in its letter dated May 4, 2022 filed in connection with Amendment No. 1 to the Registration Statement (the “Response Letter”) and (ii) response to Comment No. 3 above with respect to disclosure relating to the conditions to the exchange offer.

5.
Please include a summary of the Food Safety Business. Include in your revisions that the Food Safety Business has historically operated as part of 3M’s Healthcare Business Group, as referenced on page 104. (April 18 Letter)

We note the added disclosure in response to comment 5. Please expand the brief summary of the food safety business to provide additional detail about the type of products falling under the “food safety solution” umbrella. (May 27 Letter, Comment 1)

Response:  The Company respectfully advises the Staff that the Company previously revised its disclosure on page 15 of Amendment No. 1 in response to Comment 5 included in the April 18 Letter. The Company has further revised its disclosure on page 15 of Amendment No. 2 in response to Comment 1 included in the May 27 Letter.

Interest of Certain Persons in the Transactions, page 29

6.
Please revise to clarify what interests the officers and directors of the various involved entities may have in the transactions or benefits they may receive from the transactions that differ from those of 3M or Neogen shareholders generally.

Response:  The Company respectfully advises the Staff that the Company previously made corresponding revisions to its disclosure on page 117 of Amendment No. 1. However, in order to further address the Staff’s comment, the Company has further revised its disclosure on pages 18-19 of Amendment No. 2 to include a corresponding summary description of the interests of the directors and executive officers of the Company, 3M and Garden SpinCo in the Transactions.

Debt Financing Arrangements, page 31

7.	Please clarify if the terms of the Permanent Financing will become known prior to the time Neogen shareholders are asked to approve the Share Issuance Proposal.

Response:  The Company respectfully advises the Staff that the Company previously made corresponding revisions to its disclosure on page 161 of Amendment No. 1. In order to further address the Staff’s comment, the Company has revised its disclosure on page 19 of Amendment No. 2 to include a corresponding summary description of the debt financing arrangements that are contemplated in connection with the Transactions.

Summary Risk Factors, page 31

8.
Revise the Summary Risk Factors to more specifically explain the risks to Neogen of the limited resources transferred pursuant to the agreements with 3M and Neogen’s reliance on transition services, as outlined in the risk factors beginning on page 57 and discussed on page 84. (April 18 Letter)

We reissue comment 8. Please revise the summary risk factor to briefly explain the risks associated with the fact that Neogen is acquiring a “global leading company,” but only acquiring a subset of the resources that are currently used to run those aspects of the company, pursuant to transition agreements that have not been finalized and may not provide ongoing robust support, as outlined in the risk factors now on pages 61-62. (May 27 Letter, Comment 2)

Response:  The Company respectfully acknowledges the Staff’s comment. The Company notes that the Staff’s comment relates to the summary risk factor section included in the Registration Statement as required by Item 105 to Regulation S-K. Schedule 14A does not require disclosure under Item 105 of Regulation S-K and so there is no corresponding risk factor summary included in the Proxy Statement and there were no corresponding revisions required to the Proxy Statement in response to the Staff’s comment.

Risk Factors

Risks Related to the Combined Company's Business Following the Transactions

The combined company will be subject risks relating to international operations..., page 52

9.
We note your disclosure that Neogen has discontinued sales into Russia. To the extent material, please describe with greater specificity the current and anticipated impact of the ongoing conflict in Ukraine on your business, including giving consideration to availability of materials, cost of materials, costs and risks associated with your supply chain, impact on margins and on your customers. Additionally, please place your discussion of foreign currency risk on page 54 in appropriate context with reference to foreign currencies in which material operations are transacted and/or denominated.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on page 35 of Amendment No. 1. We also refer the Staff to the Response Letter for the Company’s prior response to Comment No. 9 included in the April 18 Letter.

Information about the Food Safety Business

Competition, page 82

10.
Revise to provide disclosure regarding the Food Safety Business's competitive conditions that are material to an understanding of its business. Refer to Item 101(c)(1)(ii) of Regulation S-K and Section II.B.2.b. of Securities Act Release No. 10825 (Oct. 8, 2020), “Modernization of Regulation S-K Items 101, 103 and 105.”

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 53 and 54 of Amendment No. 1.

Intellectual Property, page 82

11.
Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product or product line, the expiration year of each patent held, and the jurisdiction of each patent. Please clearly distinguish between owned patents and licensed patents. In this regard it may be useful to provide tabular disclosure. (April 18 Letter)

We reissue comment 11. Our comment allowed for disclosure on a patent-family basis, rather than for individual patents. Please revise to provide the information in table form by patent family, as the pie graphs do not adequately show, for example, which product categories are covered by issued or pending patents and in which jurisdiction(s) and related expiry. (May 27 Letter, Comment 3)

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure in response to Comment No. 11 included in the April 18 Letter on pages 54 and 55 of Amendment No. 1. In response to Comment No. 3 included in the May 27 Letter, the Company has further updated its disclosure on pages 64-67 of Amendment No. 2.

Working Capital, page 82

12.
You state, “the Food Safety Business’s high margin, supported by strong recurring revenue of consumables, generates sufficient cash flow from operations to support its business needs.” Clarify this disclosure in light of any known trends or other events that are reasonably likely to cause a material change in the relationship between costs and revenues, including the contemplated transactions. Similarly, please expand your discussion on page 106 to explain your material Research and Development activities. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K. (April 18 Letter)

We note your revised disclosure in response to comment 14. Further revise the discussion of research and development expenses here to provide meaningful disclosure regarding the changes from 2020 to 2021. Revise the references to “customer-facing application engineers,” “disruptive automation technologies enabling integrated solutions” and the generic description “integrated solutions still under development” to provide context or further explanation. (May 27 Letter, Comment 10)

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 54 and 60 of Amendment No. 1. In response to Comment No. 10 included in the May 27 Letter, the Company has further updated its disclosure on page 72 of Amendment No. 2.

Environmental and Regulatory Considerations, page 83

13.
Please revise to include a description of governmental regulations applicable to your business, including the material provisions of each regulation you briefly mention in this section. To the extent applicable, please disclose the effects of the Food and Drug Administration regulations on your business, including any requirement for FDA approval of your products. (April 18 Letter)

We reissue comment 13. Please expand this section to describe the material governmental regulations governing the food safety business. Refer to Item 101(c)(2)(i) of Regulation S-K. (May 27 Letter, Comment 4)

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on page 56 of Amendment No. 1. In response to Comment No. 3 included in the May 27 Letter, the Company has further updated its disclosure on pages 67-68 of Amendment No. 2.

Human Capital, page 83

14.
Clarify whether all of the 470 Food Safety Business employees will be employed by Neogen after the separation and merger transactions are complete, including the impact of any transition periods following the merger. For example, in the next section, you discuss that the Food Safety Business uses several 3M sites around the world that will not transfer as part of the transaction, and that 3M has agreed to provide transition services. In this section, it appears you have not addressed the impact of the merger. Please revise or advise.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on page 56 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information Of Neogen and The Food Safety Business, page 86

15.
Disclose here that the contemplated Separation, Distribution and Merger transactions are structured as a Reverse Morris Trust transaction. In Note 1 to the pro forma financial statements, further explain what a Reverse Morris Trust transaction is and describe the tax consequences and their impact, if any, to the pro forma financial statements. (April 18 Letter)

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 66 and 71—72 of Amendment No. 1 and otherwise refers the Staff to the Company’s prior response to Comment No. 15 included in the Response Letter.

We note on page 228 that 3M's Quarterly Report on Form 10-Q filed with the SEC on April 26, 2022 has been incorporated by reference. Accordingly, please update your filing to include the combined financial statements for the Food Safety Business as of March 31, 2022 or tell us your basis for not providing these financial statements citing authoritative literature. In addition, please update your Pro Forma Financial Statements to include the historical financial information for the Food Safety Business as of March 31, 2022, or tell us your basis as to why an update is not required. Refer to Article 11-02(c) of Regulation S-X. (May 27 Letter, Comment 5)

Response:   The Company confirms that Amendment No. 2 has been updated to include the combined financial statements for the Food Safety Business as of March 31, 2022, and that the Company has made corresponding updates to the pro forma financial information.

You disclose on page 118 that on or around the effective time of the Merger, 3M and Neogen will complete the sale of certain assets and liabilities of the Food Safety Business directly from certain subsidiaries of 3M to certain subsidiaries of Neogen for cash in lieu of such assets and liabilities being transferred to Garden SpinCo in connection with the Contribution. Please more fully describe what these certain assets and liabilities are and what relationship they have with the Food Safety Business as it was historically managed and operated. Also, tell us whether these assets and liabilities are included in the historical financial statements of the Food Safety Business and the reasons why or why not and how, if at all, they are depicted in the pro forma financial information. (May 27 Letter, Comment 6)

Response:  The Company has revised its disclosure on pages 101, 155 and 162 of Amendment No. 2. The Company also respectfully refers the Staff to the response provided by the Company to Comment 6 included in the May 27 Letter, which is being filed in connection with Amendment No. 2 to the Registration Statement (the “May 27 Response Letter”).

In order to help us further evaluate your pro forma financial information, please analyze for us whether the transition arrangements described beginning on page 194 and the other four agreements described beginning on page 193 are required to be given pro forma effect pursuant to Rule 11-01 of Regulation S-X. In your response, please clarify how that pro forma effect would be computed. (May 27 Letter, Comment 7)

Response:  The Company respectfully refers the Staff to its response to Comment No. 6 in the May 27 Response Letter.

Notes To The Unaudited Pro Forma Condensed Combined Financial Information

1) Description of Transactions, page 87

16.
As discussed in the explanatory note, 3M will determine whether the shares of Garden SpinCo common stock will be distributed to 3M stockholders in a pro rata distribution or an exchange offer. You disclose that currently an exchange offer (split-off) is assumed. Revise your disclosure here as well as your Accounting Treatment section on page 142 to explain the accounting treatment for other scenarios, such as by pro rata distribution, as well as the potential Clean-Up Spin-Off scenario. In addition, disclose the potential impact of the various scenarios contemplated on your pro forma presentation.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 71—72 and on page 119 of Amendment No. 1.

2) Basis of Presentation, page 91

17.
You noted that no Autonomous Entity Adjustments have been made to the pro forma presentation as you are unable to estimate the additional costs based on information received to date. However, at closing, you will enter into the Transition Arrangements with 3M and Garden SpinCo, pursuant to which various categories of services will be provided to the Food Safety Business. Please tell us the extent you expect to include these Autonomous Entity Adjustments prior to effectiveness.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 73 and 82 of Amendment No. 1. We also refer the Staff to the Company’s prior response to Comment No. 11 in the Response Letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Food Safety Business, page 104

18.
We note your disclosure on page 50 that COVID-19 has resulted in raw material price inflation as well as supply chain constraints and disruptions. Please revise to discuss whether increased costs of raw materials and/or supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. (April 18 Letter)

We note the response to comment 18 and the revised disclosure concerning the impact of the pandemic, inflation, and other factors as of December 31, 2021. We reissue the comment. We note, for example, that the Food Safety Business has reported financial information for the period ended March 31, 2022. Revise to update this information. (May 27 Letter, Comment 8)

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 59 and 61 of Amendment No. 1. In response to Comment No. 8 included in the May 27 Letter, the Company has further updated its disclosure on pages 70-76 of Amendment No. 2.

19.
We note your disclosure on page 58 that Neogen will be reliant on 3M for a period to manufacture and distribute most of the Food Safety Business’ products. Please discuss Neogen's estimated costs and timeline to establish alternative manufacturing capacity. (April 18 Letter)

We note the response to comment 19 and the revised disclosure in the risk factor on page 62. Provide this added disclosure in the Summary, where you address Information About the Food Safety Business, and in the Summary Risk Factors. (May 27 Letter, Comment 9)

Response:  The Company respectfully acknowledges the Staff’s comment and previously updated its disclosure on page 39 of Amendment No. 1. In response to Comment No. 9 included in the May 27 Letter, the Company has further revised its disclosure on page 15 of Amendment No. 2.

The Transactions

Background of the Transactions, page 113

20.
Please provide us copies of the board books and any other materials, including presentations made by the financial advisor, provided to the Neogen board or management in connection with the proposed transactions.

Response:  We refer the Staff to the materials previously provided by the Company in response to Comment No. 20 in the Response Letter.

21.
The disclosure in this section indicates 3M engaged a financial advisor, but we note that 3M did not obtain a fairness opinion. Please revise the disclosure on pages 128-29 or elsewhere, as appropriate, to further explain how the 3M board determined that the Transactions were fair to, and in the best interests, of 3M and its shareholders without a fairness opinion. Please expand the risk factors to describe the risks of 3M not obtaining a fairness opinion.

Response:  We refer the Staff to the Company’s prior response to Comment No. 21 in the Response Letter.

22.
Revise the background section throughout to disclose what other potential alternatives the Neogen board considered in order to grow and enhance Neogen's business, and at what point other strategic alternatives were eliminated from consideration. For example, disclose the number and type of strategic alternatives Mr. Adent presented to the Neogen board at the December 5, 2019 meeting. Clarify whether the purpose of the meeting that day was to choose from among the potential alternatives presented. Provide similar disclosure for the board's February 6 and April 2 Board meetings, as well as any board meetings not specifically mentioned by date in this section.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 90, 91, 96 and 97 of Amendment No. 1.

23.
Revise the background section generally to indicate who acted as the "representatives of Neogen" and "representatives of 3M." For example, if they were financial advisors or members of the management team, so state.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 89 through 100 of Amendment No. 1.

24.
Disclose the agreement in principal with respect to certain material economic terms included in the exclusivity agreement executed on October 3, 2021. After that agreement, revise the discussion to explain and quantify how the negotiations evolved regarding the transition agreements. Please also address in this section, if material, negotiations concerning assets, such as manufacturing facilities, that would be included in the Separation or Asset Purchase. Please also revise the discussion concerning the November 16, 2021 board meeting to describe the nature of the adjustments to the 3M Food Safety Business projections.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 96 and 97-99 of Amendment No. 1. We also refer the Staff to the Company’s prior response to Comment No. 24 in the Response Letter.

Opinion of Neogen’s Financial Advisor

Selected Public Comparable Companies Analysis, page 132

25.	Please revise to disclose the operational, business and/or financial characteristics that were the selection criteria for inclusion in Centerview’s selected comparable public companies analysis.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on page 105 of Amendment No. 1.

Certain Projections, page 134

26.
Revise the heading of this section and any related disclosure to clarify that you have disclosed all material projections shared between the parties. In each case where you describe the Neogen Projections, the Neogen Reforecasted Food Safety Projections and the 3M Food Safety Projections, revise to explain the material assumptions underlying the projections and risks to those assumptions. Your disclosure should include quantitative discussion of the assumptions used to generate the projections rather than merely list factors that could impact the figures presented.

Response:  The Company respectfully advises the Staff that it previously made corresponding revisions to its disclosure on pages 110 through 115 of Amendment No. 1.

Board of Directors and Executive Officers of Neogen Following the Merger; Operations Following the Merger, page 139

27.
Please ensure that you have included the information required by Form S-4 Item 18(a)(7) for each person who will serve as a director or an executive officer of Neogen after the consummation of the transactions and file any consents as required by Securities Act Rule 438.

Response:  We refer the Staff to the Company’s prior response to Comment No. 20 in the Response Letter.

U.S. Federal Income Tax Consequences of the Distribution and the Merger, page 203

28.
We note that you have provided a summary of the tax consequences "in general." Revise to state the material tax consequences of the transactions as the opinion of named counsel. Refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty.

Response:  The Company respectfully advises the Staff that the section of the Registration Statement entitled “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger” describes the material U.S. federal income tax consequences of the Distribution and Merger to 3M and to 3M stockholders. This section is not included in the Proxy Statement because the tax consequences of the transactions to 3M and its stockholders are not material to Neogen shareholders in deciding how to vote on the proposals set forth in the Proxy Statement.

29.
On page 205, you state that the disclosure is “for general information only and is not tax advice” and on page 207 you state that investors should “consult their own tax advisors as to the specific tax consequences of the distribution and the merger to that stockholder . . . including the effect of any U.S. federal tax laws and changes in applicable tax laws.” Investors are entitled to rely on your disclosure. Revise to eliminate these inappropriate disclaimers. You may recommend that investors consult their own advisors with respect to consequences of the transactions that could vary based on their particular circumstances. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Response:  The Company respectfully refers the Staff to its response to Comment 28 above with respect to the fat that the disclosure contained in the Registration Statement is not applicable to the Proxy Statement.

Exhibits

30.	Confirm that the “form of” material agreements in the Exhibits index will be replaced with final, signed agreements in a pre-effective amendment.

Response:  The Company notes that the exhibit filings required to be made with the Registration Statement do not apply to the Proxy Statement and so the Staff’s comment did not apply to the Proxy Statement.

*          *          *          *          *          *

If you have any questions concerning Amendment No. 2 or require any additional information, please do not hesitate to contact me at (212) 310-8268 or eoghan.keenan@weil.com or my colleague Michael J. Aiello at (212) 310-8552 or michael.aiello@weil.com.

Sincerely yours,

/s/ Eoghan P. Keenan
Eoghan P. Keenan

cc:
Amy M. Rocklin, Neogen Corporation
Michael J. Aiello, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP
Mojdeh Poul, Garden SpinCo Corporation
Kevin Rhodes, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz